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                                                                Exhibit 16

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


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NANCY S. FRIEDMAN, IRA,              |
                                     |
                    Plaintiff,       |
                                     |
          V.                         |          C.A. No.   13823
                                     |                  --------
JOHN C. MORLEY, H. VIRGIL            |
SHERRILL, ANTHONY C. HOWKINS,        |
ALFRED M. RANKIN, JR.,               |
DUDLEY P. SHEFFLER, E. MANDELL       |
DEWINDT and RELIANCE ELECTRIC        |
COMPANY,                             |
                                     |
                    Defendants.      |
- -------------------------------------X

                            CLASS ACTION COMPLAINT
                            ----------------------

        Plaintiff, by her attorneys, for her complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                               NATURE OF ACTION
                               ----------------

        1. Plaintiff brings this class action on behalf of herself and all other shareholders of defendant Reliance Electric Company ("Reliance" or the "Company") similarly situated (the "Class") to enjoin defendants from effecting an unfair merger with General Signal Corporation ("General Signal"), designed to force the exchange of shareholders' equity interest in Reliance at a grossly inadequate and unfair price through an exchange of each of their Reliance shares for .739 shares of a newly formed combined holding

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company. As detailed herein, defendants agreed to this merger despite the fact that Rockwell International Corporation ("Rockwell") had offered to purchase the outstanding shares of Reliance for $30 per share in cash, representing a premium of 22.4% over the closing price of Reliance common stock on October 19, as well as 50.9% above its closing price on August 29, the day before the merger with General Signal was announced.

                                   PARTIES
                                   -------

        2. At all times relevant hereto, plaintiff owned shares of Reliance common stock.

        3. Defendant Reliance is a Delaware corporation with principal executive offices located at 6065 Parkland Boulevard, Cleveland, Ohio 44124. Reliance manufactures mechanical power transmission products and systems, generators, transformers, and industrial motors and related controls, as well as telecommunications equipment. As of June 30, 1994, the Company had 41,305,221 shares of common stock outstanding. For the fiscal year ended December 31, 1993, the Company reported net earnings of $25 million, or $0.50 per share, on revenues exceeding $1.6 billion. At the close of fiscal 1993, Reliance reported assets of $1.195 billion against liabilities of $814 million.

        4. At all relevant times hereto, defendant John C. Morley ("Morley") was President and Chief Executive Officer of the Company, as well as a member of its Board of Directors (the "Board"), and the Board's executive committee. For the fiscal

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year ended December 31, 1993, Morley received cash compensation totalling
$827,000.

        5. At all relevant times herein, defendant Dudley P. Sheffler ("Sheffler") was Vice President of the Company, as well as a member of the Board. For the fiscal year ended December 31, 1993, Sheffler received cash compensation totalling $392,000.

        6. At all relevant times herein, defendant H. Virgil Sherrill ("Sherrill") was Chairman of the Board and a member of the Board's executive, compensation, and nominating committees.

        7. At all relevant times herein, defendant Anthony C. Howkins ("Howkins") was a member of the Board, as well as its audit, compensation and nominating committees.

        8. At all relevant times herein, defendant Alfred M. Rankin, Jr., ("Rankin") was a member of the Board, as well as its audit and compensation committees.

        9. At all relevant times herein, defendant E. Mandell Dewindt was a member of the Board, as well as its audit, compensation and nominating committees.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        10. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on her own behalf and as a class action, on behalf of all common stockholders of Reliance (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors

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in interest, who are being deprived of their equity interest in Reliance and the opportunity to maximize the value of their Reliance shares by the wrongful acts of the defendants described herein.

        11. This action is properly maintainable as a class action for the following reasons:

             (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of June 30, 1994, Reliance had approximately 32.9 million Class A shares, 3.2 million Class B shares, and 5.3 million Class C shares of common stock, duly issued and outstanding, which traded on the New York Stock Exchange and were owned by thousands of shareholders. Members of the Class are scattered throughout the United States.

             (b) There are questions of law and fact which are common to the members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  (i) whether the defendants, in bad faith and for improper motives have impeded or erected barriers to other offers for the Company, including Rockwell's all-cash tender offer at $30 per share;

                  (ii) whether the defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Reliance;


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                  (iii)  whether the proposed merger of Reliance and General
             Signal at the proposed exchange ratio is unfair to the public stockholders of Reliance because it does not constitute a fair price for the shares of the Company; and

                  (iv) whether the defendants have breached their fiduciary and common law duties owed by them to plaintiff and the other members of the Class.

             (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

             (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

             (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

             (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

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             (g)  Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

        12. Reliance designs, manufactures, sells, and services a broad range of industrial and telecommunications equipment. Through its industrial segment, Reliance manufactures, sells, and services a range of industrial motors and related controls, generators, transformers, and mechanical power transmission products and systems. The industrial segment accounted for 73% of the Company's net sales in fiscal 1993, and is organized into groups that allow Reliance to provide a comprehensive line of products and systems to meet its customers' industrial needs. The remainder of the Company's 1993 sales were derived from Reliance's telecommunications division, which produces power connection, protection and distribution devices, along with transmission products and systems.

        13. In July 1994, Rockwell approached Reliance, through defendant Morley, to propose an acquisition of Reliance by Rockwell. Rockwell is a leading worldwide manufacturer of automation control products which, through its Allen-Bradley division, is expected to account for sales in excess of $2.1 billion during fiscal 1994. Rockwell viewed Reliance's strengths in manufacturing motors and drives as complimentary to Allen-

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Bradley's strengths in control-logic, man-machine interfaces and sensors. By acquiring Reliance, Rockwell could combine the Company with Allen-Bradley, thereby creating a global industrial automation enterprise likely to produce annual sales in excess of $3.5 billion. Although defendant Morley promised to communicate Rockwell's proposal to the Reliance Board, the Company never formally responded to this acquisition offer.

        14. On or about August 30, 1994, Reliance announced that it had entered into a definitive merger agreement with General Signal, a manufacturer of electrical conduits, fire detection systems, and radio frequency transmission equipment. Pursuant to the terms of this agreement, each Reliance shareholder would receive .739 shares of common stock in the new combined holding company in exchange for each Reliance share held. The merger agreement also provided that General Signal's Chairman and Chief Executive Officer, Edmund Carpenter, would remain as Chairman of the combined entity, while defendant Morley would assume the post of vice-chairman. In a statement accompanying the announcement, Carpenter noted that "the combination solidifies out long-term commitment to focusing on [the telecommunications] markets as a leading supplier -- with even greater presence." Similarly, BLOOMBERG NEWS SERVICE reported, on the day of the merger announcement, that "the acquisition allows [General Signal] to take advantage of Reliance's emerging broadband technology division, seen as an important part of the information superhighway." Based on the closing price of General Signal


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common stock on August 30, 1994 - the date of the merger announcement --
Reliance shareholders would receive consideration valued at approximately $26.23 per share.

        15. On or about August 29, 1994, the day before Reliance announced its agreement to be acquired by General Signal, the Company adopted a "Rights Plan" designed to discourage unsolicited acquisition proposals. According to the terms of the Rights Plan, each Reliance shareholder would gain the right to receive, upon exercise, additional shares of Reliance common stock having a market value of two times the exercise price of each Right held. The acquisition of Reliance by General Signal was excluded as a triggering event under the Rights Plan.

        16. Although the Company disclosed its adoption of the Rights Plan in connection with its announcement of the proposed acquisition by General Signal, the Company never revealed that it had been approached by Rockwell to enter into a business combination as recently as July 1994.

        17. On or about October 20, 1994, Rockwell announced that it would commence a tender offer for all outstanding shares of Reliance common stock for $30 per share in cash, representing a premium of approximately 14% above the value of General Signal's offer on the date of the merger announcement, and 50.9% above the closing price of Reliance common stock on the day before the merger agreement was announced. In a letter sent to the Board of Reliance, Donald E. Beall, Rockwell's Chairman and Chief Executive Officer, noted that Rockwell was "surprised and


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disappointed that [it] was not afforded an opportunity to further pursue [the earlier merger] discussions before Reliance and General Signal announced a definitive merger agreement at the end of August."

        18. Beall's letter to the Reliance Board also stressed the advantages of an acquisition by Rockwell rather than General Signal. Specifically, the letter noted that the all-cash tender offer was not subject to any financing contingencies, and that a combination "represents a particularly attractive opportunity to build a combined enterprise uniquely positioned for continued leadership in both the control and power segment of the industrial automation business . . . around the world." Beall also reminded the Reliance board that Rockwell had acquired its Allen-Bradley division in 1985 to establish Rockwell "as a leading worldwide manufacturer of automation control products," and that this division's annual sales had doubled to a level in excess of $2.1 billion under Rockwell ownership.

        19. Although Rockwell has requested a meeting with the Board of Reliance to discuss its offer and the possibility of an acquisition, no response from the Company has been forthcoming.

        20. By virtue of the acts and conduct alleged herein, the defendants are carrying out a preconceived plan to merge Reliance and General Signal pursuant to a merger ratio that is grossly inadequate and intrinsically unfair to Reliance common stockholders. As a result, the public common stockholders of


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Reliance will be wrongfully deprived of the opportunity to obtain the best available price for their Reliance stock.

        21. The defendants' conduct constitutes an improper and unlawful attempt to entrench themselves in management positions and to prevent a fair auction of the Company to an outside bidder such as Rockwell. Indeed, by adopting a restrictive Rights Plan, defendants have acted in a manner to prevent the shareholders of Reliance from availing themselves of higher offers for their stock.

        22. In light of the foregoing, the consideration to be paid to the Reliance stockholders through the proposed offer from General Signal is grossly unfair, inadequate, and substantially below fair value of the Company, as reflected by the substantially greater offer submitted by Rockwell.

        23. The defendants have committed further breaches of their fiduciary duties to the public shareholders of Reliance. Specifically, prior to announcing the merger with General Signal, the Individual Defendants failed to
(i) undertake an adequate evaluation of Reliance's worth as a potential merger or acquisition candidate; (ii) give adequate consideration to the competing offer for Reliance submitted by Rockwell; and/or (iii) act so that the interests of the public stockholders of Reliance were protected.

        24. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and aid and abet such breaches, and will succeed in consummating an unfair transaction by virtue to the unfair delaying complained of herein, all to the irreparable harm of the Class.


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        25.  Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants, as follows:

             A. Declaring that this action be certified as a proper class action and certifying plaintiff as class representative;

             B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and other members of the Class;

             C. Ordering that the defendants take appropriate measures to assure that an open and vigorous auction for the Company is conducted to maximize shareholder value;

             D. In the event the merger proposal is consummated, rescinding it and setting it aside;

             E. Preliminarily and permanently enjoining defendants from issuing any rights to purchase stock pursuant to the Rights Plan adopted by Reliance on or about August 29, 1994;

             F. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed merger with General Signal;

             G. Awarding compensatory and/or rescissory damages in an amount to be determined upon the proof submitted to the Courts;

             H. Awarding the costs and disbursements of this action, including, inter alia, plaintiff's counsel and expert fees; and

             I. Awarding such other and further relief which the Court may deem just and proper.


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Dated: October 21, 1994


                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.





                              By:  /s/ Norman M. Monhait
                                   -------------------------------------
                                   First Federal Plaza, Suite 214
                                   P.O. Box 1070
                                   Wilmington, DE 19899-1070
                                   (302) 656-4433

                                   Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMAN
Vincent R. Cappucci
Robert S. Gans
1285 Avenue of the Americas
New York, NY 10019
(212) 551-1400


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